SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934


                           Hudson Technologies, Inc.
                    --------------------------------------
                               (Name of Issuer)

                         Common Stock, par value $0.01
                    --------------------------------------
                        (Title of Class of Securities)

                                  444144-10-9
                    --------------------------------------
                                (CUSIP Number)

                              John W. Ward, Esq.
                     E. I. du Pont de Nemours and Company
                                1007 Market St.
                             Wilmington, DE 19898
                                (302) 774-4103
                    --------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 29, 1997
                             --------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Schedule 13D is filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont") and by Du Pont Chemical and Energy Operations, Inc., a Delaware corporation and wholly owned subsidiary of DuPont ("DCEO"), with respect to the common stock of Hudson Technologies, Inc., a New York corporation ("HDSN" or the "Issuer"):

Item 1.   Security and Issues.

      This Schedule 13D relates to the Common Stock, par value
$0.01 per share ("Common Stock"), of HDSN. The principal executive offices of HDSN are located at 25 Torne Valley Road, Hillburn, New York 10931-9900.

Item 2.   Identity and Background.

      This Schedule 13D is filed by DuPont and by DCEO. The principal executive offices of both corporations are located at 1007 Market Street, Wilmington, Delaware 19898.

      DuPont is one of the two largest United States chemical producers and is one of the leading chemical producers worldwide. It conducts fully integrated petroleum operations primarily through its wholly owned subsidiary Conoco Inc. and, in 1994, ranked eighth in the worldwide production of petroleum liquids by U.S.-based companies, tenth in the production of natural gas, and sixth in refining capacity. Conoco Inc. and other subsidiaries and affiliates of DuPont conduct exploration, production, mining, manufacturing or selling activities, and some are distributors of products manufactured by DuPont. DuPont operates globally through approximately twenty strategic business units. Within the strategic business units approximately 85 businesses manufacture and sell a wide range of products to many different markets, including the energy, transportation, textile, construction, automotive, agricultural, printing, health care, packaging and electronics markets. DuPont and its subsidiaries have operations in about 70 nations worldwide and, as a result, approximately 50% of consolidated sales are derived from sales outside the United States, based on the location of the corporate unit making the sale. Total worldwide employment at year-end 1995 was about 105,000 people.

      DCEO was incorporated in Delaware in 1988 and is limited by its certificate of incorporation to the making, maintenance and management of its intangible investments and the collection and distribution of the income from such investments. DCEO is a wholly owned subsidiary of DuPont.

      Information concerning the directors and executive officers of DuPont and DCEO is contained in Schedule A attached hereto.

      During the last five years, none of DuPont or DCEO nor, to the best knowledge of DuPont and DCEO, any director or executive officer of DuPont or DCEO has been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

      DCEO purchased 500,000 of HDSN common stock in a private placement from HDSN pursuant to a Stock Purchase Agreement dated
January 29, 1997, for a cash payment of $3,500,000, all of which was obtained from cash provided by DCEO's holdings.

Item 4.   Purpose of Transaction.

      Reference is made to the agreements discussed in Item 6 below (collectively, the "Agreements").

      On January 29, 1997, DuPont and HDSN formed a strategic alliance pursuant to which HDSN will provide refrigerant recovery, reclamation, separation, packaging and testing services directly to DuPont for marketing through the DuPont Fluoroproducts Business authorized distribution network. In addition, HDSN will market DuPont refrigerant products to selected market segments together with HDSN reclamation and refrigerant management services. Concurrent with the alliance, DCEO acquired 500,000 shares of HDSN common stock in order to enable DCEO to obtain a substantial equity interest in HDSN. Based upon publicly available information, DCEO believes that it will be the largest HDSN shareholder. Accordingly, DCEO may in the future seek representation on HDSN's Board of Directors pursuant to the Agreements discussed below.

      Except as noted above regarding potential future representation on HDSN's Board of Directors, DuPont and DCEO currently have no present plans or proposals of a type which would be required to be disclosed in this Statement. Neither DuPont nor DCEO have any present plans to acquire additional shares, but they may do so (to the extent permitted under the Agreements) depending upon future market conditions and other factors. DuPont and DCEO also reserve the right to dispose of some or all of the shares presently owned (as permitted by the Agreements), but each of them have no present plans in this regard.

Item 5.   Interest in Securities of the Issuer.

      As of January 29, 1997, DCEO directly owns 500,000 shares of Common Stock of the HDSN. Such shares constitute approximately 10 percent of the total number of shares of Common Stock outstanding as of such date. No director or executive officer of DuPont or DCEO beneficially owns any shares of Common Stock of the HDSN.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the
Issuer.

      DuPont, DCEO, HDSN and certain HDSN stockholders have entered into several agreements dated as of January 29, 1997 (the "Agreements"), which are filed as exhibits to this Agreement. Reference is made to such exhibits for the complete text of the Agreements, and the following description of the Agreements is qualified by such reference.

      The Agreements provide, among other things, that, during their term:

      (1) As a general matter, DuPont and its subsidiaries (collectively, the "DuPont Group") will not acquire voting securities of HDSN if the effect of such acquisition would be to increase the ownership of the DuPont Group to more than 20% of the combined voting power of all voting securities of HDSN at the time outstanding. DuPont will be relieved of this restriction if
(a) any other person acquires, or makes a tender or exchange offer for, HDSN voting securities representing more than 20% of the combined voting securities at the time outstanding, (b) it is publicly disclosed or DuPont otherwise learns that voting securities representing more than 20% of the total voting power have been acquired subsequent to January 1, 1997, or are proposed (in a public announcement or filing) to be acquired subsequent to such date by any person or group, or (c) any person shall beneficially own voting securities representing a percentage of total voting power which exceeds the greater of (x) 10% or (y) the percentage of total voting power represented by the DuPont voting power at such time, or (d) pursuant to its rights to purchase voting securities under the Shareholders Agreement between DCEO, DuPont, the Company and certain principal shareholders of the Company dated January 29, 1997 (the "Shareholders Agreement").

      (2) No member of the DuPont Group will solicit proxies or become a "participant" in a "solicitation" (as those terms are defined in Regulation 14A under the Securities Act of 1934) in opposition to the recommendation of the majority of the directors of HDSN with respect to any matter, except that if DuPont may oppose any solicitation by HDSN's management with respect to any Significant Event. For this purpose, the term "Significant Event" means any charter or bylaw amendment (other than a proposal to require cumulative voting in the election of directors), acquisition or disposition of assets (by way of merger, consolidation or otherwise), change in capitalization, liquidation, or other action out of the ordinary course of business of HDSN.

      (3) No member of the DuPont Group will offer, sell or transfer any HDSN voting securities without offering HDSN a right of first refusal in the manner specified in the Agreements, except that these provisions will not apply to transfers (a) to any member of the DuPont Group, (b) pursuant to a bona fide public offering, registered under the Securities Act of 1933 (the "Act"), so long as no sales are made to any person or related group who would thereafter own more than 5% of the total combined voting power of HDSN voting securities then outstanding, or (c) pursuant to Rule 144 under the Act"), so long as no sales are made to any person or related group who would thereafter own more than 5% of the total combined voting power of HDSN voting securities then outstanding.

      (4) Upon DuPont and DCEO's written request, two designees of DuPont and DCEO will be elected to the HDSN Board of

Directors, provided that the DuPont Group continues to beneficially own 50% of the HDSN shares purchased.

      (5) HDSN will not take or recommend to its shareholders without DuPont's consent any action which would impose limitations on the legal rights of the DuPont Group as HDSN shareholders other than those imposed pursuant to the express terms of the Agreements, provided that the DuPont Group continues to beneficially own 50% of the HDSN shares purchased.

      (6) HDSN will provide to DCEO a "demand" registration right if DCEO should desire to dispose of its shares after January 29, 1999.

      (7) DuPont and DCEO have agreed with certain other HDSN shareholders not to sell any HDSN shares for one year, except for certain de minimus sales by such HDSN shareholders into the public market pursuant to any registered public offering or Rule 144 under the Securities Act of 1933.

      (8) Pursuant to the Shareholders' Agreement, such HDSN shareholders have provided DuPont and DCEO certain rights of first refusal to buy shares of HDSN currently held or later acquired pursuant to stock options currently held by such shareholders along with certain rights to include shares held by the DuPont Group in certain sales by any such shareholder to certain third parties, and such HDSN shareholders have agreed to vote their shares for any DuPont and DCEO designees to the HDSN Board of Directors as discussed above.

      The term of the Standstill Agreement expires on January 29, 2002. Upon termination of the Agreement, all covenants of the parties expire. The Agreement may be terminated prior to the stated termination date if (a) a party defaults in its obligations or (b) DuPont's designees are not elected. If this termination notice is given, any of DuPont's designees will resign from the HDSN Board. The term of the Shareholders' Agreement expires on January 29, 2002, unless prior thereto the DuPont Group does not continue to beneficially own at least 50% of the HDSN shares purchased.

      Except for the foregoing agreements and the alliance agreements discussed above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of HDSN.

Item 7.   Material to be Filed as Exhibits.

      The following agreements are filed as an exhibit to this
Schedule 13D.

         A.  Agreement dated February 5, 1997, between
             DuPont and DCEO in which both agree that this
             Schedule is filed on behalf of both of them.

         B.  Stock Purchase Agreement dated January 29,
             1997.

         C.  Shareholders' Agreement dated January 29, 1997.

         D.  Standstill Agreement dated January 29, 1997.

         E.  Registration Agreement dated January 29, 1997.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                              E. I. DU PONT DE NEMOURS AND
                                   COMPANY

                              By:     /s/ JOHN C. SARGENT
                                 -------------------------------
                                        John C. Sargent
                                 Vice President and Treasurer


                              DU PONT CHEMICAL AND ENERGY
                                   OPERATIONS, INC.

                              By:      /s/ C. L. DOWNING
                                 -------------------------------
                                        C. L. Downing
                                        Vice President

                           SCHEDULE A
                           ----------
     1. Set forth below are the name, address and present principal occupation or employment with E. I. du Pont de Nemours and Company of each director and executive officer. With the exception of Percy N. Barnevik, who is a Swedish Citizen, each person listed below is a citizen of the United States of America.

NAME AND ADDRESS                 POSITION
----------------                 --------
Directors:
---------

Percy N. Barnevik                Chairman and Chief Executive
ABB Asea Brown Boveri Ltd.       Officer
P.O. Box 8131                    ABB Asea Brown Boveri Ltd.
CH-8050
Zurich Switzerland

Andrew F. Brimmer                President and Director
Brimmer & Company, Inc.          Brimmer & Company, Inc.
4400 MacArthur Blvd., NW
Suite 302
Washington, DC  20007

Louisa C. Duemling               Director
c/o John Thayer
1100 DuPont Building
1007 Market Street
Wilmington, DE  19898

Archie W. Dunham*                Director
Conoco Inc.
PE-3034
600 North Dairy Ashford
Houston, TX  77079



-----------------------
* Also President and Chief Executive Officer of Conoco, Inc. and an Executive Officer of DuPont

NAME AND ADDRESS                 POSITION
----------------                 --------
Directors:
---------

Edward B. du Pont                Director
1011 Wilmington Trust Center
Wilmington, DE 19801

Charles M. Harper                Director
Suite 1500
One Central Park Plaza
Omaha, NE  68102

Lois D. Juliber                  President
Colgate-Palmolive                Colgate-Palmolive
300 Park Avenue                    North America
New York, NY  10022              Colgate-Palmolive Company

John A. Krol *                   Director
Administration
9000 DuPont Building
1007 Market Street
Wilmington, DE 19898

William K. Reilly                Visiting Professor
Institute for International      Stanford University
   Studies
Encina Hall, Room 200
Stanford University
Stanford, CA  91305-6055

H. Rodney Sharp, III             Director
9000 Du Pont Building
1007 Market Street
Wilmington, DE  19898




---------------------
* Also President and Chief Executive Officer of DuPont

NAME AND ADDRESS                 POSITION
----------------                 --------
Directors:
---------

Charles M. Vest                  President
111 Memorial Drive               Massachusetts Institute of
Cambridge, MA  02142             Technology

Edgar S. Woolard, Jr.            Chairman of the Board
Administration
9000 DuPont Building
1007 Market Street
Wilmington, DE  19898

Executive Officers:
------------------
Jerald A. Blumberg               Executive Vice President
Administration
9000 DuPont Building
1007 Market Street
Wilmington, DE  19898

Archie W. Dunham                 Executive Vice President
Conoco Inc.
PE-3034
600 N. Dairy Ashford
Houston, TX  77079

Gary W. Edwards                  Senior Vice President
Conoco Inc.
PE-3052
600 N. Dairy Ashford
Houston, TX  77079

Kurt Landgraf                    Executive Vice President
DuPont Finance
D-8000
1007 Market Street
Wilmington, DE  19898

NAME AND ADDRESS                 POSITION
----------------                 --------
Executive Officers:
------------------

Charles O. Holliday, Jr.         Executive Vice President
DuPont Asia Pacific
9000 DuPont Building
1007 Market Street
Wilmington, DE  19898

John A. Krol                     President and CEO
Administration
9000 DuPont Building
1007 Market Street
Wilmington, DE  19898

Robert E. McKee, III             Senior Vice President
Conoco Inc.
PE-3070
600 N. Dairy Ashford
Houston, TX  77079

Joseph A. Miller                 Senior Vice President
DuPont Research and Development
E-328/411
Rt. 141 and Henry Clay
Wilmington, DE  19880

Stacey J. Mobley                 Senior Vice President
DuPont External Affairs
N-9510
1007 Market Street
Wilmington, DE  19898

Howard J. Rudge                  Senior Vice President
DuPont Legal                     and General Counsel
D-7038
1007 Market Street
Wilmington, DE  19898

     2. Set forth below are the name, address and principal occupation or employment with DuPont Chemical and Energy Operations, Inc. of each director and executive officer. With the exception of Mireille J. Quirina, who is a French citizen and Robert Gachot, who is a French citizen, each person listed below is a citizen of the United States of America.

NAME AND ADDRESS                 POSITION
----------------                 --------
John C. Sargent                  President and Director
8045 DuPont Building
1007 Market Street
Wilmington, DE  19898

Charles L. Downing               Vice President, Treasurer
8045 DuPont Building             and Director
1007 Market Street
Wilmington, DE  19898

Robert P. Gachot                 Director
8045 DuPont Building
1007 Market Street
Wilmington, DE  19898

Mireille J. Quirina              Vice President
2, Chemin du Pavillon
P.O. Box 50
Ch-1218 Le Grand Saconnex
Geneva, Switzerland

                                                        EXHIBIT A


                            AGREEMENT


     By this Agreement, the undersigned agree that this Schedule
13D being filed on or about this date with respect to the ownership by the undersigned of shares of Common Stock of Hudson
Technologies, Inc. is being filed on behalf of each of us.

Dated:  FEBRUARY 7, 1997

                              E. I. DU PONT DE NEMOURS AND
                                   COMPANY

                              By:     /s/ JOHN C. SARGENT
                                 -------------------------------
                                        John C. Sargent
                                 Vice President and Treasurer


                              DU PONT CHEMICAL AND ENERGY
                                   OPERATIONS, INC.

                              By:      /s/ C. L. DOWNING
                                 -------------------------------
                                        C. L. Downing
                                        Vice President

                                                        EXHIBIT B

                    STOCK PURCHASE AGREEMENT

          This Investment Agreement is made and entered into as of January 29, 1997, between E. I. DUPONT DE NEMOURS AND COMPANY ("DUPONT"), DU PONT CHEMICAL AND ENERGY OPERATIONS, INC. ("DCEO"), a Delaware corporation and a wholly owned subsidiary of DUPONT, and "HUDSON TECHNOLOGIES, INC.", a New York corporation ("HTI" or "the Company").

                      W I T N E S S E T H:

          WHEREAS, DUPONT, DCEO and HTI are, simultaneously with the execution of this Stock Purchase Agreement, entering into a certain Registration Agreement and a Standstill Agreement (collectively, the above agreements are hereafter referred to as the "Agreements"), all of which collectively provide for a constructive and mutually beneficial relationship between DUPONT, DCEO and HTI; and

          WHEREAS, HTI desires to obtain Three Million Five Hundred Thousand Dollars ($3,500,000.00) of additional capital by selling to DCEO Five Hundred Thousand (500,000) unregistered shares of its common stock, par value $0.01 per share and DCEO desires to acquire the same, all subject to the terms and conditions of this Stock Purchase Agreement; and

          WHEREAS, certain HTI stockholders, DCEO and DUPONT are, simultaneously, with the execution of the Agreements, entering into a Shareholders' Agreement dated as of January 29, 1997, among DCEO, DUPONT and the persons named in Attachment A thereto relative to their voting for DCEO's nominee to the HTI Board of Directors and to their future sales of shares of Common Stock of HTI (hereinafter referred to as the "Shareholders' Agreement").

          NOW, THEREFORE, in consideration of the respective agreements herein contained and subject to the terms and conditions set forth herein, the parties agree as follows:

                     ARTICLE I - DEFINITIONS

          The terms set forth below are defined by the section or article in which they are used in this Agreement and are applicable also to the other Agreements referred to herein, as appropriate.

          "Affiliate"                            8.2(b)

          "Base Balance Sheet"                   4.4

          "Best knowledge of HTI"                4.17

          "Closing"                              3.1

          "Closing Date"                         2.2

          "Designated Persons"                   4.10(e)

          "Governmental Authority"               4.1

          "Intellectual Property Rights"         4.10(d)

          "Key Employees"                        4.12

          "Licenses"                             4.1(b)

          "Securities"                           7.5

          "Shareholders' Agreement"              5.1(e)

          "Shares"                               2.1

          "Standstill Agreement"                 5.1(f)

          Day" shall mean any day (other than a Saturday or Sunday) on which banks are generally open for business in the City of New York.

                 ARTICLE II - PURCHASE OF SHARES

2.1  SHARES SUBJECT TO PURCHASE

     In consideration of the issuance to DCEO of Five Hundred Thousand (500,000) shares of unregistered HTI Common Stock ("Shares"), DCEO shall pay to HTI Three Million Five Hundred Thousand Dollars ($3,500,000.00). The above payment shall be made by wiring the funds to an account designated in writing by HTI.

                      ARTICLE III -CLOSING

3.1  CLOSING

     Subject to the terms and conditions of this Agreement, the closing (the "Closing") of the sale and purchase of the Shares is taking place upon the execution of this Agreement.

     (a) HTI is delivering to DCEO and DUPONT (i) a duly executed copy of this Agreement; (ii) the Shares; (iii) a duly executed copy of the Standstill Agreement; (iv) a duly executed copy of the Registration Agreement; (v) a duly executed copy of the Shareholders' Agreement; (vi) duly executed copies of the Segment Marketing Agreement and the Reclamation Services Agreement; (vii) an opinion of counsel to HTI; and (viii) the Certificate of Incorporation, Bylaws, and resolutions of the Board of Directors of HTI authorizing the execution, delivery and performance of this Agreement, and each of the other documents being executed and delivered by HTI in connection herewith, certified by the secretary of HTI.

     (b) DUPONT and DCEO are delivering to HTI (i) the purchase price (via wire transfer); (ii) a duly executed copy of this Agreement; (iii) a duly executed copy of the Standstill Agreement; (iv) a duly executed copy of the Registration Agreement; (v) a duly executed copy of the Shareholders' Agreement; (vi) a duly executed copy of the Segment Marketing Agreement and the Reclamation Services Agreement; (vii) an opinion of counsel to DUPONT and DCEO; (viii) a Secretary's Certificate certifying the due authorization of the execution, delivery and performance of this Agreement and each of the other documents being executed and delivered by DCEO in connection herewith; and (ix) a Secretary's Certificate certifying the due authorization, delivery and performance of this Agreement and each of the other documents being executed and delivered by DUPONT in connection herewith.

   ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     In order to induce DUPONT and DCEO to enter into this Agreement, the Company represents and warrants as follows:

4.1  ORGANIZATION AND CORPORATE POWER

     (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of New York, and is qualified to do business as a foreign corporation in each jurisdiction in which such qualification is required, except where the failure to do so qualify would not have a material adverse effect on the Company ("Material Adverse Effect"). The Company has all required corporate power and authority to own its property, to carry on its business as presently conducted, to enter into and perform this Agreement and to carry out the transactions contemplated hereby. The copies of the Certificate of Incorporation and Bylaws of the Company, as amended to date, which have been furnished to counsel for DUPONT and DCEO by the Company, are correct and complete at the date hereof. The minute books of the Company are true and complete. No consent, approval, order, license, permit or authorization of, or registration, declaration or filing with, any governmental authority or any other person is required to be obtained or made by or with respect to the Company in connection with the Agreements or the consummation of the transactions contemplated thereby , except where the failure to obtain or make would not have a Material Adverse Effect on the Company.

     (b) Except as provided in Schedule 4.1, the Company and its properties, assets, operations and business are in compliance in all material respects with all applicable statutes, laws, ordinances, rules and regulations of any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, of competent jurisdiction ("Governmental Authority") and any filing requirements relating thereto, including laws and regulations relating to environmental requirements (such as requirements in respect of air, water and noise pollution). The Company has obtained all permits, licenses and other authorizations ("Licenses") which are required with respect to the operation of its business and the ownership of its assets under federal, state, local and foreign laws, including laws relating to pollution or protection of the environment, except when the failure to obtain would not have a Material Adverse Effect on the Company, and the Company is in compliance in all material respects with all terms and conditions of such permits, licenses and authorizations.

4.2  AUTHORIZATION

     The Agreements and all documents and instruments executed pursuant hereto, are valid and binding obligations of the

Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other laws applicable to creditors' rights and remedies and to the exercise of judicial discretion in accordance with general principles of equity. The execution, delivery and performance of the Agreements and the issuance of the Shares have been duly authorized by all necessary corporate action of the Company.

4.3  CAPITALIZATION

     (a) The authorized and issued capital stock of the Company are as set forth in Schedule 4.3. All of the presently outstanding shares of capital stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable. The Shares, when and if issued and delivered as provided for herein, will be duly authorized, validly issued, fully paid and nonassessable and free and clear of all liens and encumbrances.

     (b) Except as provided above or in said Schedule 4.3, the Company has not issued any other shares of its capital stock and there are no outstanding warrants, options or other rights to purchase or acquire any of such shares, nor any outstanding securities convertible into such shares or outstanding warrants, options or other rights to acquire any such convertible securities. There are no preemptive rights with respect to the issuance or sale by the Company of the Company's capital stock. Except as disclosed in Schedule 4.3, there are no restrictions on the transfer of the Shares or the Common Stock held by the Stockholders Group (as defined in the Shareholders' Agreement) other than those arising from federal and state securities laws or under this Agreement or the Shareholders' Agreement. The only subsidiaries of the Company are those set forth in Schedule 4.3, and the Company does not have any other investments in any other corporation, trust, partnership or business entity and is not a party to any joint venture.

     (c) Other than as provided in Schedule 4.3, there are no outstanding rights (other than those of which have been satisfied) which permit the holder thereof to cause the Company to file a registration statement under the Securities Act or which permit the holder thereof to include securities of the Company in a registration statement filed by the Company under the Securities Act, and there are no outstanding agreements or other commitments which otherwise relate to the registration of any securities of the Company under the Securities Act. All securities of the Company heretofore issued and sold by the Company were issued and sold in compliance with all applicable Federal and state securities laws. Assuming that the representations and warranties of DUPONT and DCEO set forth in
Article VII are true and correct, the offering, issuance and sale of the Shares will be exempt from the registration requirements of the Securities Act.

4.4  FINANCIAL STATEMENTS

     HTI has provided to DCEO its 1995 Annual Report on Form 10-K, its quarterly report on Form 10-Q for the nine month period ended September 30, 1996, including an income statement and balance sheet for the nine month period ended September 30, 1996 (the "Base Balance Sheet"), and such financial statements (including the notes thereto, if any contained in such reports)
(i) are in accordance with the books and records of HTI; (ii) present fairly the financial position and results of operations of HTI as of the dates and for the periods indicated; and (iii) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as indicated therein).

4.5  ABSENCE OF UNDISCLOSED LIABILITIES

     Except as otherwise specifically disclosed in Schedule 4.5, the Company does not have any material accrued or contingent liability or liabilities arising out of any transaction or state of facts existing prior to the date hereof (whether such liability is accrued, to become due, contingent, or otherwise) other than liabilities incurred since said balance sheet in the ordinary course of business or in connection with this Agreement.

4.6  ABSENCE OF CERTAIN DEVELOPMENTS

     Except as specifically disclosed in Schedule 4.6, since the date of the Base Balance Sheet, there has been (i) no material adverse change in the financial condition of the Company or in the assets, liabilities, properties or business of the Company,
(ii) no declaration, setting aside or payment of any dividend or other distribution with respect to, or any direct or indirect redemption or acquisition of, any of the capital stock of the Company, (iii) no waiver of any material valuable right of the Company or the cancellation of any debt or claim held by the

Company, (iv) no loan by the Company to any officer, director, employee or stockholder of the Company, or any agreement or commitment therefor in excess of $15,000, (v) no increase, direct or indirect, in the compensation paid or payable to any officer, director, employee or agent of the Company which increase is in excess of an annual rate of $50,000, (vi) no material loss, destruction or damage to any property of the Company, whether or not insured, (vii) no material labor trouble involving the Company and no material change in the personnel of the Company or the terms and conditions of their employment, (viii) no acquisition or disposition of any assets (or any contract or arrangement therefor) nor any other transaction by the Company otherwise than for fair value in the ordinary course of business; and (ix) no change in the accounting methods, practices or policies followed by the Company or in the depreciation or amortization policies or rates theretofore adopted.

4.7  TITLE TO PROPERTIES

     The Company has good and marketable title to all of its properties and assets, subject to existing encumbrances.

4.8  TAX MATTERS

     Except as set forth in Schedule 4.8, all federal, state, county and local taxes due and payable by the Company have been paid. There are no taxes due to any foreign jurisdictions. The provisions for taxes on the Base Balance Sheet are sufficient for the payment of all accrued and unpaid federal, state, county and local taxes of the Company, whether or not assessed or disputed as of the date of the Base Balance Sheet. There exist no unpaid assessments nor any basis for the assessment of additional federal income taxes on the Company for any fiscal period. All federal, state, county or local income tax returns of the Company have either been filed, or valid unexpired extensions to the due dates have been obtained. The income tax returns of HTI have never been audited by any federal, state, local or foreign authorities. HTI has not waived any statute of limitations with respect to taxes and have not agreed to any extension of time with respect to any tax assessment or deficiency.

4.9  CONTRACTS AND COMMITMENTS

     (a)  Except as disclosed in Schedule 4.9, the Company is
not a party to any contract, obligation or commitment which involves a potential commitment by HTI in excess of $500,000 or which is otherwise material and not entered into in the ordinary course of business and is not obligated under any contract or agreement or subject to any charter restriction which presently materially adversely affects its business, properties, assets,
prospects or financial condition.   The Company is not in default
under any contract, obligation or commitment the consequences of which default would have a Material Adverse Effect on the Company. All agreements terminable by a third party in the event the Company enters into this Agreement have been brought to DUPONT's attention.

     (b) Except as set forth in Schedule 4.9, HTI is not a party to any material written or oral

          (a)  contract with any labor union;

          (b) contract for the future purchase of fixed assets or for the future purchase of materials, supplies or equipment in excess of normal operating requirements;

          (c) contract for the employment of any officer or director on a full-time basis or any contract with any person on a consulting basis;

          (d) bonus, pension, profit-sharing, retirement, stock purchase, stock option, or similar plan;

          (e) agreement or indenture relating to the borrowing of money or to the mortgaging, pledging or placement of a lien on any assets of HTI;

          (f) guaranty of any obligation for borrowed money or otherwise;

          (g) lease or agreement under which HTI is lessee of or holds or operates any property, real or personal, owned by any other party;

          (h) lease or agreement under which HTI is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by HTI;

          (i) agreement or other commitment under which HTI is obligated to pay any broker's fees, finder's fees or any such similar fees, to any third party in excess of $75,000 during the year ended December 31, 1996;

          (k) contract, agreement or commitment under which HTI has issued, or may become obligated to issue, any shares of capital stock of HTI, or any warrants, options, convertible securities or other commitments pursuant to which HTI is or may become obligated to issue any shares of its capital stock; or any other contract, agreement, arrangement or understanding which is material to the business of HTI. HTI has furnished to DUPONT true and correct copies of all such agreements and other documents requested by DUPONT or its authorized representatives.

4.10 PROPRIETARY RIGHTS

     (a) HTI owns, possesses, has the exclusive or nonexclusive right, as the case may be, to use, or where useful or necessary, has made timely and proper application for, all Intellectual Property Rights (as defined in subsection (d) of this Section 4.10) useful, necessary or required for the conduct of its business as presently conducted, and HTI has no reason to believe, and does not believe, that it will be unable to obtain on reasonable terms all Intellectual Property Rights useful, necessary or required for the conduct of its business.

     (b) Except as set forth in Schedule 4.10, no royalties, honorariums or fees are payable by HTI to other persons by reason of the ownership or use of said Intellectual Property Rights.

     (c) There is no pending or, to the best knowledge of HTI, threatened claim or litigation against HTI nor, to the best knowledge of HTI, does there exist any basis therefor, contesting the validity or right to use of any of the foregoing, nor has HTI received any notice that any of said Intellectual Property Rights or the operation of HTI's business conflicts, or will conflict, with the asserted rights of others, nor, to the best knowledge of HTI, does there exist any basis for any such conflict. As used herein, the term "Intellectual Property Rights" means all industrial and intellectual property rights, including, without limitation, patents, patent applications, trademarks, trade names, fictitious or assumed names, service marks, copyrights, computer programs and other computer software, certificates of public convenience and necessity, franchises, licenses, trade secrets, proprietary processes and formulae.

     (d) To the best knowledge of HTI, no valid claim may be asserted by any third party against HTI, with respect to (i) the continued employment by, or association with, HTI of any of the present officers or employees of or consultants to (said directors, officers, employees and/or consultants being hereinafter collectively referred to as the "Designated Persons") or (ii) the use, in connection with any business presently conducted by HTI, by any of the Designated Persons of any information which HTI or any of the Designated Persons would be prohibited from using, in each case under any prior agreements, arrangements or other preexisting set of facts, including, without limitation, any such agreement or arrangement between any of the Designated Persons and any former employer of any of the Designated Persons (as the case may be), or any legal or equitable considerations applicable to, among other things, unfair competition, trade secrets or proprietary information.

4.11 EFFECT OF TRANSACTIONS

     The execution, delivery and performance by the Company of this Agreement, the Shareholders' Agreement in the form set forth in Exhibit A, the Standstill Agreement in the form set forth in Exhibit B, and the Registration Agreement in the form set forth in Exhibit C will not conflict with or result in any default under any material contract, obligation or commitment of the Company, or any charter provision, bylaw or corporate restriction of the Company, or the creation of any lien, charge or encumbrance of any material nature upon any of the properties or assets of the Company, except pursuant to this Agreement. The Company's execution and delivery of this Agreement and its performance of the transactions contemplated hereby will not violate any material instrument, agreement, judgment, decree, order, statute, rule or regulation of any Governmental Authority applicable to the Company.

     4.12 LITIGATION

     Except as disclosed in Schedule 4.12, there is no material litigation or governmental proceeding or investigation pending or, to the best knowledge of the Company, threatened against the Company, which, individually or in the aggregate affects any of its properties or assets, or to the best knowledge of the Company, against any of the Company's Officers (collectively, the "Key Employees"), or which, individually or in the aggregate, if decided adversely to the Company or such Key Employee, would invalidate, or materially hinder the enforceability or performance of this Agreement or any action taken or to be taken pursuant hereto.

4.13 STATE SECURITIES LAWS

     The Company has complied and will comply in all material respects with all applicable state "blue-sky" or securities laws in connection with the issuance and sale of its Common Stock heretofore and upon the closing of this Agreement.

4.14 INFORMATION SUPPLIED TO DUPONT AND DCEO

     Neither this Agreement, the Form 10-K of the year ended December 31, 1995, the Form 10-Q for the quarter ended September 30, 1996, nor any document, certificate, or written statement furnished to DUPONT or DCEO by the Company, contains as of the date hereof any untrue statement of a material fact, and none of this Agreement or such other documents, certificates and statements, omits to state a material fact necessary in order to make the statements contained herein or therein not misleading.

4.15 BROKERAGE

     There are no claims for brokerage commissions, finder's fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Company.

4.16 DEFINITION OF BEST KNOWLEDGE

     As used herein, the term "to the best knowledge of HTI" shall mean and include (a) actual knowledge of the executive officers of HTI and (b) that knowledge which a prudent businessperson could have obtained in the management of his or her business affairs after making due inquiry and exercising due diligence with respect thereto. In connection therewith, the knowledge of any such executive officer of HTI shall be imputed to be the knowledge of HTI. For purposes of this Agreement, disclosure of any matters in any Schedule shall be deemed disclosure for all purposes.

               ARTICLE V - CONDITIONS OF PURCHASE

5.1  CONDITIONS TO CLOSING

     DCEO's obligation to purchase and pay for the Shares shall be subject to compliance by the Company with its agreements herein contained and to the fulfillment to DUPONT's satisfaction on or before and at the Closing of the following conditions:

     (a) Opinion of the Company Counsel. DUPONT shall have received from counsel for the Company, Tenzer Greenblatt L.L.P., their opinion, dated the Closing Date.

     (b) Authorization. The Board of Directors of the Company shall have duly adopted resolutions in form reasonably satisfactory to DUPONT authorizing the Company to consummate the transactions contemplated hereby in accordance with the terms hereof, and DUPONT shall have received a duly executed certificate of the Secretary or an Assistant Secretary of the Company setting forth a copy of such resolutions and such other matters as may be requested by DUPONT.

     (c) Shareholders' Agreement. The Company, DCEO, DUPONT, and certain stockholders of the Company shall have executed and delivered a Shareholders' Agreement in the form of Exhibit A hereto.
     (d) Standstill Agreement. The Company, DCEO, and DUPONT shall have executed and delivered a Standstill Agreement in the form of Exhibit B hereto.

     (e) Registration Agreement. The Company and DCEO shall have executed and delivered a Registration Agreement in the form of Exhibit C hereto.

     (f) All Proceedings Satisfactory. All corporate and other proceedings taken prior to or at the Closing in connection with the transactions contemplated by this Agreement, and all documents and evidences incident thereto, shall be reasonably satisfactory in form and substance to DUPONT, and DUPONT shall receive such copies thereof. The issuance and sale of the Shares to DCEO shall be made in conformity with all applicable state and federal securities laws.

              ARTICLE VI - COVENANTS OF THE COMPANY

     The Company shall comply, and the Company shall cause any direct or indirect subsidiaries of the Company to comply, with the following covenants, except as shall otherwise be expressly agreed pursuant to a written consent executed by DUPONT. All references to "the Company" in this Article VI shall be deemed to refer to the Company and its direct and indirect subsidiaries, if applicable, on a consolidated basis.

6.1  USE OF PROCEEDS

     The proceeds received by the Company hereunder shall be used by the Company to reduce existing operating lines of credit, finance working capital and to redeem outstanding convertible notes and debentures.

6.2  REGISTRATION RIGHTS

     All Shares purchased by DCEO under this Agreement shall be subject to registration rights in accordance with the Registration Agreement set forth in Exhibit C.

6.3  EXCHANGE, TRANSFER AND REPLACEMENT OF SHARE CERTIFICATES

     Upon surrender of any certificate representing Shares for exchange or transfer at the offices of the Company, the Company shall, at its expense (exclusive of applicable transfer taxes), issue in exchange therefor new certificates in such denomination or denominations as may be requested for the same aggregate number of Common Shares represented by the certificate so surrendered and registered as may be requested. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any certificate representing Common Shares and, in the case of any such loss, theft or destruction, upon delivery of an agreement of indemnity, and if required such other instruments or security bond, reasonably satisfactory to the Company and its Transfer Agent, or, in the case of any such mutilation, upon surrender and cancellation thereof, the Company shall, at its expense, issue a new certificate for the same aggregate number of Common Shares represented by such lost, stolen, destroyed or mutilated certificate, as the case may be.

        ARTICLE VII - REPRESENTATIONS OF DUPONT AND DCEO

     To induce the Company to execute this Agreement, DUPONT and DCEO hereby jointly and severally represent and warrant to, and covenants with, the Company with respect to DCEO's purchase of Shares hereunder, that:

7.1  AUTHORIZATION

     The Agreements and all documents and instruments executed pursuant hereto, are valid and binding obligations of each of DUPONT and DCEO, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other laws applicable to creditors' rights and remedies and to the exercise of judicial discretion in accordance with general principles of equity. The execution, delivery and performance of the Agreements have been duly authorized by all necessary corporate action of each of DUPONT and DCEO.

7.2  EFFECT OF TRANSACTIONS

     The execution, delivery and performance by each of DUPONT and DCEO of this Agreement, the Shareholders' Agreement in the form set forth in Exhibit A, the Standstill Agreement in the form set forth in Exhibit B, and the Registration Agreement in the form set forth in Exhibit C will not conflict with or result in any default under any material contract, obligation or commitment of either DUPONT or DCEO, or any charter provision, bylaw or corporate restriction of either DUPONT or DCEO, or the creation of any lien, charge or encumbrance of any material nature upon any of the properties or assets of either DUPONT or DCEO. The execution and delivery of this Agreement by each of DUPONT and DCEO and their performance of the transactions contemplated hereby will not violate any material instrument, agreement, judgment, decree, order, statute, rule or regulation of any Governmental Authority applicable to either DUPONT or DCEO.

7.3  SECURITIES ACT

     (a) The Shares to be purchased by DCEO pursuant to this Agreement are being acquired for investment purposes only and not with a view to any public distribution thereof, and it will not offer to sell or otherwise dispose of the Shares so acquired by it in violation of any of the registration requirements of the Securities Act of 1933, as amended. The certificates evidencing the Shares will bear a legend reading substantially as follows:

               THE SECURITIES REPRESENTED BY THIS
          CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE
          SECURITIES ACT OF 1933 AND MAY NOT BE SOLD OR
          TRANSFERRED EXCEPT IN COMPLIANCE WITH THAT ACT.

          THE SECURITIES REPRESENTED BY THIS CERTIFICATE
          ARE SUBJECT TO THE PROVISIONS OF A PURCHASE
          AGREEMENT DATED AS OF JANUARY 29, 1997, BETWEEN
          HUDSON TECHNOLOGIES, INC. (THE "COMPANY") AND
          CERTAIN SHAREHOLDERS OF THE COMPANY AND A
          STANDSTILL AGREEMENT DATED AS OF JANUARY 29,
          1997, AMONG THE COMPANY AND CERTAIN
          SHAREHOLDERS OF THE COMPANY, COPIES OF WHICH
          ARE ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES
          OF THE COMPANY.

     (b) DUPONT and DCEO each have substantial experience in business and financial matters and in making investments of the type contemplated by this Agreement and is capable of evaluating the merits and risks of its purchase of the Shares and is able to bear the economic risks of its investment.

     (c) DUPONT and DCEO each have had an opportunity to discuss the Company's business, management and financial affairs, and the terms and conditions of the Shares with the Company's management and all such questions have been answered to the full satisfaction of DUPONT and DCEO.

     (d) DUPONT and DCEO each are an entity that qualifies as an "accredited investor" within the meaning of Rule 5.01(a) of Regulation D under the Securities Act.

7.4  NO REGISTRATION

     (a) DUPONT and DCEO have been advised that the Securities have not been and are not being registered under the Securities Act or under the "blue sky" laws of any jurisdiction and that the Company in issuing the Securities is relying upon, among other things, the representations and warranties of DUPONT and DCEO contained in this Article VII in concluding that each such issuance is a "private offering" and does not require compliance with the registration provisions of the Securities Act and applicable state securities laws.

     (b) Absent an effective registration statement under the Securities Act covering the disposition of the Shares or unless DCEO is entitled to have the restrictions imposed on the Shares removed pursuant to Section 7.4(d) hereof, DCEO will not sell, transfer, assign or otherwise dispose of any or all of the Shares without first providing the Company with an opinion of counsel reasonably satisfactory in form and substance to counsel for the Company to the effect that such sale, transfer, assignment or other disposition will be exempt from the registration requirements of the Securities Act.

     (c) DCEO consents to the Company's making a notation on its records or giving instructions to any transfer agent of the Shares in order to implement the restrictions on transfer of the Shares mentioned in this Section 7.4.

     (d) Any legend endorsed on a certificate evidencing the Shares pursuant to Section 7.3 and 7.4 hereof and the stop transfer instructions and record notations with respect to such Shares shall be removed and the Company shall issue a certificate without such legend to the holder of such Shares if (i) such Shares are registered under the Securities Act, (ii) such Shares are sold under Rule 144(k) of the Commission under the Securities Act or (iii) such holder provides the Company with an opinion of counsel reasonably satisfactory in form and substance to counsel for the Company to the effect that a public sale or transfer of such Shares was made without registration under the Securities Act.

7.5  SECURITIES

     For purposes of this Article, the term "Securities" includes all securities issued hereunder or on account of ownership of or conversion of the Shares whether in connection with any stock dividend, stock split, recapitalization, merger, consolidation or otherwise.

                     ARTICLE VIII - GENERAL

8.1  AMENDMENTS, WAIVERS AND CONSENTS

     For the purposes of this Agreement and all agreements, documents and instruments executed pursuant hereto, except as otherwise specifically set forth herein or therein, no course of dealing between the Company and DUPONT or DCEO and no delay on the part of any party hereto in exercising any rights hereunder or thereunder shall operate as a waiver of the rights hereof and thereof. No covenant or other provision hereof or thereof may be waived otherwise than by a written instrument signed by the party so waiving such covenant or other provision; provided, however, that except as otherwise provided herein or therein, changes in or additions to, and any consents required by this Agreement may be made, and compliance with any term, covenant, condition or provision set forth herein may be omitted or waived (either generally or in a particular instance and either retroactively or prospectively) by a consent or consents in writing of DUPONT.
Any amendment or waiver effected in accordance with this paragraph shall be binding upon DUPONT and DCEO and the Company.

8.2  SURVIVAL OF COVENANTS; ASSIGNABILITY OF RIGHTS

     (a) All covenants, agreements, representations and warranties of the Company made herein and in the certificates, lists, exhibits, schedules or other written information delivered or furnished to DUPONT and DCEO in connection herewith shall be deemed material and to have been relied upon by DUPONT and DCEO, and, except as provided otherwise in this Agreement, shall survive the delivery of the Shares for a period of nine months, and shall bind the Company's successors and assigns, whether so expressed or not, and, except as provided otherwise in this Agreement, all such covenants, agreements, representations and warranties shall inure to the benefit of DCEO's successors and assigns and to transferees of the Securities, whether so expressed or not.

     (b) This Agreement and the rights hereunder shall not be assignable or transferable by DUPONT or DCEO or the Company (except by operation of law in connection with a merger, consolidation or other reorganization or sale of all or substantially all the assets of DUPONT, DCEO or the Company) without the prior written consent of the other party hereto; provided that DUPONT or DCEO may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any of DUPONT's more than 50% owned subsidiaries ("Affiliates") or to any transferee of the Shares. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. The assignment by DUPONT or DCEO of any rights, interest or obligations under this Agreement to any transferee of the Shares acquired hereunder shall not affect or diminish the rights or obligations of DUPONT or DCEO under this Agreement.

8.3  GOVERNING LAW

     The enforcement of this Agreement shall be governed by, and in connection with such enforcement this Agreement shall be construed in accordance with, the laws of the State of Delaware.

8.4  SECTION HEADINGS

     The descriptive headings in this Agreement have been inserted for convenience only and shall not be deemed to limit or otherwise affect the construction of any provision thereof or hereof.

8.5  PUBLICITY

     The Company and DUPONT agree that (a) no public release or announcement concerning the transactions contemplated hereby shall be issued by any party hereto without the prior consent of the other party, except as such release or announcement may be required by law or the rules or regulations of any securities exchange, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance and (b) without the prior consent of DUPONT, the Company shall not issue any public release or announcement or issue or distribute any document to be used in connection with the private or public sale of debt or equity securities of the Company if such release, announcement or document refers to DCEO's investment in or contracts or other arrangements with the Company, except as may be required by law or the rules or regulations of any securities exchange or by any Governmental Authority, in which case the Company shall allow DUPONT reasonable time to comment on the relevant portions of such release, announcement or document.

8.6  COUNTERPARTS

     This Agreement may be executed simultaneously in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute but one and the same document.

8.7  NOTICES

     All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally or mailed by certified or registered mail, postage prepaid, return receipt requested, or delivered to a nationally recognized next business day courier for delivery on the next business day, or by facsimile, with a copy sent as aforesaid and in any instance addressed as follows:

         (i)   if to DUPONT

               E. I. Du Pont de Nemours and Company
               1007 Market Street
               Wilmington, DE  19898

               Attention:  Vice President and Treasurer

         (ii)  if to the Company

               Hudson Technologies, Inc.
               25 Torne Valley Road
               Hillburn, NY  10931-9900

               Attention:  President

         (iii) if to DCEO

               DuPont Building, Room 8045
               1007 Market Street
               Wilmington, DE  19898

               Attention:      Administrator -
               Du Pont Chemical and Energy
               Operations, Inc.

or such other address as shall be furnished in writing by any of the parties, and any such notice or communication shall be deemed to have been given as of the date so delivered personally, so mailed, so delivered to the courier service, or so transmitted by telecopy (except that a notice of change of address shall not be deemed to have been given until received by the addressee).

8.8  SEVERABILITY

     Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be deemed prohibited or invalid under such applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, and such prohibition or invalidity shall not invalidate the remainder of such provision or the other provisions or this Agreement.

8.9  EXPENSES

     The Company shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement, and DUPONT and DCEO shall pay all costs and expenses that they incur with respect to the negotiation, execution, delivery and performance of this Agreement.

8.10 ENTIRE AGREEMENT

     This Agreement and the agreements referred to herein contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter

8.11 SPECIFIC ENFORCEMENT; INJUNCTIVE RELIEF

     The parties acknowledge that damages would be an inadequate remedy for any breach of the provisions of this Agreement. Therefore, the obligations of the parties hereunder shall be specifically enforceable and each of the parties agrees that each of them shall be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction, restraining any party from committing any violations of the provisions of this Agreement.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as a sealed instrument as of the day and year first above written.

HUDSON TECHNOLOGIES, INC.

By  /s/ Kevin J. Zugibe
Title  President
Date  January 29, 1997

E. I. DUPONT DE NEMOURS AND COMPANY

By  /s/ Mark E. Stookey
Title  Attorney-in-Fact
Date  January 29, 1997

DU PONT CHEMICAL AND ENERGY OPERATIONS, INC.

By  /s/ Mark D. Matthews
Title  Attorney-in-Fact
Date  January 29, 1997

                                                        Exhibit C


                     SHAREHOLDERS' AGREEMENT
                    ------------------------

     This Shareholders' Agreement (the "Agreement") is made and entered into as of January 29, 1997, among HUDSON TECHNOLOGIES, INC. ("HTI"), E. I. DU PONT DE NEMOURS AND COMPANY ("DUPONT"),
DU PONT CHEMICAL AND ENERGY OPERATIONS, INC. ("DCEO") and the persons named in Attachment A to this Shareholders' Agreement who have Beneficial Ownership of approximately twenty percent (20%) of the issued and outstanding Common Stock, par value $0.01 per share ("Common Stock") of HTI (hereafter the individuals named in Attachment A are referred to collectively as the Stockholders Group).

                      W I T N E S S E T H :

     HTI, DCEO and DUPONT are simultaneously herewith entering into a Stock Purchase Agreement, a Standstill Agreement, and a Registration Agreement, all of which are dated as of January 29, 1997.

     Each member of the Stockholders Group is willing to execute this Shareholders' Agreement and to be bound by its provisions with respect to future sales of their shares of Common Stock and to voting for DUPONT's nominee for election to the Board of Directors of HTI. It is a condition precedent to DUPONT entering into the Stock Purchase Agreement, the Standstill Agreement, and the Registration Agreement that this Shareholders' Agreement be signed by the parties hereto. Each of the parties considers the provisions contained herein to be in the best interest of HTI.

     NOW, THEREFORE, in consideration of the respective agreements herein contained, the parties hereto agree as follows:

1.   DEFINITIONS

     For purposes of this Shareholders' Agreement:

     (a) The term "Voting Securities" shall mean all classes of capital stock of HTI which are then entitled to vote generally in the election of directors or securities which do not carry the right to vote generally in the election of directors (including convertible debt securities) but which may be exchanged, converted or exercised into a class of capital stock with such voting rights, and shall include Voting Securities owned contemporaneously with the date first above written or purchased subsequent to such date pursuant to stock options held on such date.

     (b) The term "Beneficial Ownership" shall have the meaning set forth in Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended (the "1934 Act").

     (c) The term "Control Disposition" shall mean a Disposition or a series of related Dispositions that would have the effect of transferring to any transferee or group (as defined for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act")) of persons (a "Group") beneficial ownership (as defined in Rule 13d-3 of the Exchange Act ) of a number of shares of outstanding Voting Securities that, in the aggregate, exceeds (1) 5% of the outstanding shares of Voting Securities if, after giving effect to such proposed transfer, the proposed transferee or Group will have beneficial ownership, directly or indirectly, of 10% or more of the then outstanding shares of Voting Securities or (2) 10% of the then outstanding shares of Voting Securities. "Control Disposition" shall not include the transfer of Voting Securities from one member of the Stockholder Group to another member of the Stockholder Group.

     (d) The term "Disposition" shall mean any direct or indirect transfer, assignment, sale, gift, pledge, hypothecation, encumbrance or other disposition of Voting Securities (or any interest therein) or of all or part of the voting power (other than the granting of a revocable proxy) associated with the stock (or any interest therein) whatsoever, or any other transfer of beneficial ownership of Voting Securities, whether voluntary or involuntary, including, without limitation, any such disposition or transfer as a part of any liquidation of the holder's assets or any reorganization of a holder pursuant to the United States or any other bankruptcy law or other similar debtor relief laws.

     Each capitalized term not here defined shall have the meaning assigned to it by the provisions in which it is first used, or if not defined in this Agreement, the meaning assigned to it by the Stock Purchase Agreement.

2.   TERM

     (a) The effective date of this Shareholders' Agreement shall commence as of January 29, 1997, and shall terminate on January 29, 2002. Notwithstanding the foregoing, this Shareholders' Agreement shall not become effective unless and until the Stock Purchase Agreement, the Standstill Agreement and the Registration Agreement have been signed by HTI, DUPONT and DCEO, and received by the other party.

     (b) If prior to January 29, 2002, DUPONT and DCEO beneficially own a number of Voting Securities that represent less than 50% of the DuPont Voting Power (as defined in the Standstill Agreement) that DUPONT and DCEO held immediately after the Closing then this Shareholders' Agreement shall terminate at such time upon written notice by any of the parties hereto.

3.   ONE-YEAR PROHIBITION

     Except for Voting Securities offered for sale or transfer in accordance with the provisions of paragraph 4(f) hereof, no party to this Agreement shall, without the prior written consent of all other parties to this Agreement, sell, agree to sell, transfer or otherwise dispose of any Voting Securities until January 29, 1998; provided, that, the prohibitions of this
Section 3 shall not apply to the sale and transfer of Voting Securities by such shareholder to an Affiliate of such shareholder if (in the case of an Affiliate that is not a party hereto) such Affiliate has furnished to the other parties hereto an undertaking, the performance of which is guaranteed by such shareholder, in form reasonably satisfactory to the other parties hereto, to be bound by the provisions of this Agreement. Any purported disposition made in violation of this Section 3 shall be void.

4.   RIGHT OF FIRST REFUSAL

     Except for Voting Securities offered for sale or transfer in accordance with the provisions of paragraph 4(f) hereof, no member of the Stockholders Group and no agent or representative of any member of the Stockholders Group shall, directly or indirectly, offer, sell or transfer any Voting Securities without offering DUPONT the right of first refusal set forth in this
Section 4 in the following manner:

     (a) Any member of the Stockholders Group intending to make such an offer, sale or transfer shall give notice (the "Transfer Notice") to DUPONT in writing of such intention, specifying the number of Voting Securities proposed to be disposed of and the proposed price therefor, and the specific offer to purchase such Voting Securities theretofore received and then remaining open, identifying the offeror and setting forth all the terms of such offer (including price). For purposes hereof, a bona fide third-party tender or exchange offer pursuant of Regulation 14D of the 1934 Act to purchase Voting Securities shall be deemed to be an offer at the price specified therein, without regard to any provisions thereof with respect to proration or conditions to the offeror's obligation to purchase. In the event the Transfer Notice specifies Voting Securities are intended to be sold into the public trading market, the "proposed price" per share for such sale shall be the average of the high and low price for one share of HTI Common Stock as reported on the National Association of Securities Dealers Automated Quotations System ("NASDAQ") on the last trading date immediately prior to the date that DUPONT provides such member of the Stockholders Group written notice of DUPONT's intent to exercise its right of first refusal with regard to such Voting Securities (the "Market Price"); provided, however, such member of the Stockholder Group shall have the right to withdraw such Transfer Notice, by written notice to DUPONT within two (2) business days following DUPONT's notice, if such Market Price is below the minimum acceptable Market Price (the "Floor Price") provided in the Transfer Notice; provided that, such Floor Price shall not be greater than the closing price as quoted on NASDAQ on the last trading day immediately prior to the date of the Transfer Notice; provided further, that any such Transfer Notice that does not specify a Floor Price shall be ineffective.

     (b) DUPONT shall have the right, exercisable by written notice given by DUPONT to the member of the Stockholders Group who gave the Transfer Notice within thirty (30) days after receipt of such Transfer Notice (the "Regular Notice Period") (or in the case of a cash tender or exchange offer pursuant to Regulation 14D of the 1934 Act, no later than 24 hours prior to the latest time by which Voting Securities must be tendered in order to be accepted pursuant to such offer or to qualify for any proration applicable to such offer; provided that the Transfer Notice is received by DUPONT no later than five (5) business days after the tender offer materials have been received by the member of the Stockholders Group who gave such Transfer Notice) to exercise its right of first refusal to purchase (or to cause a corporation, entity, person or group designated by DUPONT to purchase) all, but not a part of, the Voting Securities specified in such Transfer Notice for cash at the price set forth therein; provided however, that such Regular Notice Period shall be reduced from thirty (30) days to fifteen (15) days (the "Accelerated Notice Period") for any Transfer Notice proposing to sell Voting Securities for a total purchase price in cash of less than $500,000 (which shall be determined, in the event the Transfer Notice specifies Voting Securities are intended to be sold into the public trading market, by multiplying the number of Voting Securities proposed to be sold times the Floor Price designated in the Transfer Notice); provided further, that there shall be no more than (1) one Accelerated Notice Period for any member of the Stockholder Group in any 12 month period.

     (c) Except as set forth in Section 4(b) above, the following procedures shall be followed with respect to a Transfer
Notice which includes any property other than cash:

          (i) If the purchase price specified in the Transfer Notice includes any property other than cash, such purchase price shall be deemed to be the amount of any cash included in the purchase price plus the value (as jointly determined by DUPONT and the member of the Stockholders Group who gave such Transfer Notice or, in the event DUPONT and the member of the Stockholders Group who gave such Transfer Notice are unable to agree, by a nationally or regionally recognized investment banking or consulting firm (the "Property Valuation Firm"), which firm shall be selected by two other previously chosen nationally or regionally recognized investment banking or consulting firms, each of which was chosen by DUPONT and the member of the Stockholders Group who gave such Transfer Notice, respectively, of such other property included in such price. DUPONT and the member of the Stockholders Group who gave the Transfer Notice shall share equally the expenses incurred by the Property Valuation Firm.

          (ii) DUPONT and the member of the Stockholders
Group who gave such Transfer Notice shall use their best efforts to cause any determination of the value of any securities included in the purchase price to be made within three (3) business days after the date of delivery of the Transfer Notice. If DUPONT and the member of the Stockholders Group who gave such Transfer Notice are unable to agree upon the value of any such securities within such three-day period, DUPONT and the member of the Stockholders Group who gave such Transfer Notice shall promptly (but in no event later than five (5) business days after the date of delivery of the Transfer Notice) cause the selection of the Property Valuation Firm whose determination, which shall be made within three (3) business days of its selection, shall be conclusive.

          (iii) DUPONT and the member of the Stockholders Group who gave such Transfer Notice shall use their best efforts to cause any determination of the value of property other than securities to be made within five (5) business days after the date of delivery of the Transfer Notice. If DUPONT and the member of the Stockholders Group who gave such Transfer Notice are unable to agree upon a value within such five-day Period, DUPONT and the member of the Stockholders Group who gave such Transfer Notice shall promptly (but in no event later than seven
(7) business days after the date of delivery of the Transfer Notice) cause the selection of the Property Valuation Firm whose determination, which shall be made within five (5) business days of its selection, shall be conclusive.

          (iv) If the above process to determine the value of the other non-cash property is not completed within fifteen calendar days of the date of the Transfer Notice, then DUPONT's exercise of its right of first refusal shall be extended until fifteen (15) calendar days after the value of such other non-cash property is determined as provided for in paragraphs 4(c)(ii) and 4(c)(iii) above.

     (d) If DUPONT exercises its right of first refusal hereunder, the closing of the purchase of the Voting Securities with respect to which such right has been exercised shall take place within thirty (30) calendar days after DUPONT gives notice of such exercise, or within twenty (20) calendar days after DUPONT has obtained any necessary government approval or nonobjection, if any, whichever is later. DUPONT shall make application for any necessary government approval as soon as practicable after exercising its right of first refusal. Upon exercise of its right of first refusal, DUPONT shall not be legally obligated to consummate the purchase contemplated thereby, unless and until any such necessary government approvals are received.

     (e) If DUPONT does not exercise its right of first refusal hereunder within the time specified for such exercise, the party giving the Transfer Notice shall be free during the period of ninety (90) calendar days following the expiration of such time for exercise to sell the Voting Securities specified in such Transfer Notice to the offeror identified therein at the price specified therein or at any price in excess thereof. With regard to any Transfer Notice specifying the sale of Voting Securities into the public trading market, such party shall be free during such 90-day period to sell the Voting Securities specified in such Transfer Notice into such public trading market at any price greater than or equal to the Floor Price specified in the Transfer Notice. If such party shall not have completed such transfer within such 90-day period, the restrictions on transfer imposed by this Section 4 shall again apply to any proposed transfer of such Voting Securities.

     (f) No member of the Stockholders Group shall, directly or indirectly, offer, sell or transfer any Voting Securities without offering DUPONT a right of first refusal in the manner provided in Section 4 except (i) to another member of the Stockholders Group, (ii) in a bona fide public offering registered under the Act (provided that no sales of Voting Securities are made to any person or related group of persons who would immediately thereafter, to the knowledge of any member of the Stockholders Group, have Beneficial Ownership of, or have the right to acquire Beneficial Ownership of, Voting Securities representing more than five percent (5%) of the total combined voting power of all Voting Securities then outstanding), (iii) pursuant to Rule 144 under the Act (provided that no sales of Voting Securities are made to any person or related group of persons who would immediately thereafter, to the knowledge of the selling member of the Stockholders Group, have Beneficial Ownership of, or have the right to acquire Beneficial Ownership of, Voting Securities representing more than five percent (5%) of the total combined voting power of all Voting Securities then outstanding), (iv) to a trust for the benefit of members of the Stockholders Group, their spouses and relatives (whether born or unborn), provided the trust becomes a party to this Shareholders' Agreement, or (v) to any beneficiary of the estate of any member of the Stockholder's Group provided that prior to receiving Beneficial Ownership of said Voting Securities the beneficiary becomes a party to this Shareholders' Agreement; provided, however, that with regard to clauses (ii) and (iii) any such sales by a member of the Stockholders Group shall not exceed: (a) 25,000 shares of

Voting Securities in the initial 12 month period of the term of this Agreement, (b) 50,000 shares of Voting Securities in the initial 24 month period of the term of this Agreement, (c) 75,000 shares of Voting Securities in the initial 36 month period of the term of this Agreement or (d) 100,000 shares of Voting Securities during the term of this Agreement.

     For purposes of (ii) and (iii) above, the seller or donor, as the case may be, his counsel and HTI's transfer agent shall be entitled to rely on a written representation from the person purchasing or receiving the Voting Securities to the effect that neither such person, nor any related group of persons, immediately after receipt thereof, will have Beneficial Ownership of or the right to acquire Beneficial Ownership of Voting Securities representing more than five percent (5%) of the total combined voting power of all Voting Securities then outstanding.

     For purposes of this Shareholders' Agreement, the term
"related group of persons" means persons acting in concert with each other as to HTI and its Voting Securities.

5.   CONTROL DISPOSITION

     Notwithstanding anything herein to the contrary, no member of the Stockholder Group shall make or participate in any Control Disposition without first complying with Sections 3 and 4. Any member of the Stockholder Group desiring to make or participate in a Control Disposition ("Control Offeror"), after complying with Sections 3 and 4, shall give a written notice ("Control Disposition Offer") to all other holders of outstanding Common Stock who are parties to this Agreement ("Control Offerees") (1) describing the proposed Control Disposition and the proposed transferee in reasonable detail and setting forth the number of shares to Stock as to which the Control Offeror desires to make a Control Disposition and (2) providing each Control Offeree with the right to elect (by written notice to the Company within ten
(10) days after the receipt of the Control Disposition Offer) to dispose of in the Control Disposition, at the same price and on the same terms that the beneficial ownership of the Control Offeror's Stock is to be transferred in the Control Disposition, any number of shares of the common stock of the Company held by such Control Offeree as determined in the sole discretion of the Control Offeree.

6.   ELECTION OF DCEO NOMINEE(S)

     During the period that DCEO exercises its right to designate a person(s) for nomination to the HTI Board of Directors pursuant to Section 4 of the Standstill Agreement, each member of the Stockholders Group, individually, shall vote all the Voting Securities over which he has direct or indirect voting control for such nominee(s).

7.   MISCELLANEOUS

     (a) DUPONT and the members of the Stockholders Group acknowledge and agree that irreparable damage would occur to DUPONT and to the members of the Stockholders Group in the event any of the provisions of this Shareholders' Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that DUPONT and the members of the Stockholders Group shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Shareholders' Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, in addition to any other remedy to which they may be entitled at law or in equity.

     (b) The members of the Stockholders' Group agree that HTI may enter a stop transfer order with the transfer agent or agents of Voting Securities prohibiting the transfer of Voting
Securities other than in compliance with the requirements of this Shareholders' Agreement.

     (c) Each member of the Stockholders' Group and HTI agree to take or cause to be taken such action as may be required to accomplish the intent of this Shareholders' Agreement and further agrees to provide DUPONT with such additional certificates, opinions, instruments or documents as DUPONT may reasonably request to accomplish the intent of the transactions contemplated by this Shareholders' Agreement.

     (d) This Shareholders' Agreement shall be binding on the successors, assigns, donees, heirs, distributees, beneficiaries, devisees and legatees of each member of the Stockholders Group, except for permitted sales, transfers and assignments under
Section 4 hereof.

     (e) This Shareholders' Agreement and the attachments hereto contain the entire understanding of the parties with respect to the transactions contemplated herein, and this Shareholders' Agreement may be amended only by an agreement in writing executed by the parties hereto.

     (f) All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally or mailed by certified or registered mail, postage prepaid, return receipt requested, or delivered to a nationally recognized next business day courier for delivery on the next business day, or by facsimile, with a copy sent as aforesaid and in any instance addressed as follows:

     If to Company:

          Hudson Technologies, Inc.
          25 Torne Valley Road
          Hillburn, New York  10931-9900

     If to DUPONT:

          E. I. du Pont de Nemours and Company
          1007 Market Street
          Wilmington, Delaware 19898
          Attention:  Vice President and Treasurer

     If to DCEO:

          Du Pont Chemical and Energy Operations, Inc.
          DuPont Building, Room 8045
          1007 Market Street
          Wilmington, Delaware  19898
          Attention:  Administrator

     If to any member of the Stockholder's Group:


or such other address as shall be furnished in writing by any of the parties, and any such notice or communication shall be deemed to have been given as of the date so delivered personally, so mailed, so delivered to the courier service, or so transmitted by telecopy (except that a notice of change of address shall not be deemed to have been given until received by the addressee).

     (g) This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware applicable to contracts made and to be performed therein.

     IN WITNESS WHEREOF, DUPONT, DCEO, HTI and the members of the Stockholders Group have caused this Agreement to be duly executed all as of the day and year first above written.

E. I. DUPONT DE NEMOURS AND COMPANY

By  /s/ Mark E. Stookey
Name: Mark E. Stookey
Title:  Attorney-in-Fact

DU PONT CHEMICAL AND ENERGY OPERATIONS, INC.

By  /s/ Mark D. Matthews
Name: Mark D. Matthews
Title:  Attorney-in-Fact

HUDSON TECHNOLOGIES, INC.

By  /s/ Kevin J. Zugibe
Name: Kevin J. Zugibe
Title:  President


THE STOCKHOLDER[S]
/s/ Frederick J. Zugibe            /s/ Stephen Mandracchia
/s/ Kevin J. Zugibe                /s/ Stephen Cole-Hatchard
/s/ Thomas P. Zugibe

                                                     Attachment A

                     HTI STOCKHOLDERS GROUP

                            HTI Shares     HTI Options
                            ----------     -----------

Kevin J. Zugibe              234,000        115,000
Stephen J. Cole-Hatchard     233,000        100,000
Stephen P. Mandracchia       122,000        100,000
Thomas P. Zugibe             234,000        100,000
Frederick T. Zugibe          212,500         75,000
                             -------        -------
Total                      1,035,500        490,000
                           =========        =======

                                                        Exhibit D

                      STANDSTILL AGREEMENT

     AGREEMENT dated as of January 29, 1997 between E. I. DU
PONT DE NEMOURS AND COMPANY, a Delaware corporation ("DuPont"),
DU PONT CHEMICAL AND ENERGY OPERATIONS, INC., a Delaware corporation ("DCEO") and HUDSON TECHNOLOGIES, INC., a New York
Corporation (the "Company").

     DCEO has acquired pursuant to a Stock Purchase Agreement with the Company dated January 29, 1997 (the "Stock Purchase Agreement") and currently owns an aggregate of 500,000 shares of the Common stock, par value $0.01 per share (such class of common stock being referred to herein as "Common Stock"), of the Company. In order to establish a constructive and mutually beneficial relationship between DuPont, DCEO and the Company, the parties agree as follows:

1.   TERM OF AGREEMENT

     (a) Except as otherwise expressly provided herein, the respective covenants and agreements of the parties contained in this Agreement will continue in full force and effect until January 29, 2002 (such date being referred to herein as the "Termination Date").

     (b) If notice of termination is delivered by DuPont or DCEO or the Company as provided in paragraph 7(a), this Agreement shall terminate in its entirety on the date which is sixty days following such notice (such date being referred to herein as the "Termination Date"), but shall continue in full force and effect until the Termination Date except as otherwise provided herein.

     (c) If this Agreement is terminated as provided in this paragraph, unless the Company otherwise agrees, DuPont and DCEO will cause all designees of DuPont or DCEO serving on the Company's Board of Directors pursuant to paragraph 4 to resign from such Board of Directors, effective as of the Termination Date.

2.   COVENANTS OF DUPONT

     Prior to the Termination Date or earlier termination of this Agreement in accordance with its terms and subject to the further provisions hereof:

     (a) Neither DuPont nor any corporation or other entity controlled by DuPont (collectively, the "DuPont Group") will, directly or indirectly, acquire any shares of any class of capital stock of the Company which is then entitled to vote generally in the election of directors (all such classes of capital stock of the Company being referred to herein as "Voting Securities") (except by way of stock dividends or other distributions or offerings made available to holders of Voting Securities generally) if the effect of such acquisition would be to increase the aggregate voting power in the election of directors of all Voting Securities then owned by all members of the DuPont Group (such aggregate voting power of all Voting Securities owned by all members of the DuPont Group being referred to herein as the "DuPont Voting Power") to greater than 20% of the total combined voting power in the election of directors of all the Voting Securities then outstanding (such total combined voting power of all the Voting Securities outstanding being referred to herein as the "Total Voting Power"); provided that the DuPont Group may acquire Voting Securities without regard to the foregoing limitation if any of the following events (hereinafter referred to as "Triggering Events") shall occur: (i) a tender or exchange offer is made by any person or 13D Group (as hereinafter defined) (other than an affiliate of, or any person acting in concert with, any member of the DuPont Group and other than a tender or exchange offer that is induced by any member of the DuPont Group) to acquire Voting Securities which, if added to the Voting Securities (if any) already owned by such person or 13D Group, would represent more than 20% of the Total Voting Power at such time, (ii) it is publicly disclosed or DuPont otherwise learns that Voting Securities representing more than 20% of the Total Voting Power have been acquired subsequent to January 1, 1997, or are proposed (in a public announcement or filing) to be acquired subsequent to such date by any person or 13D Group (other than an affiliate of, or any person acting in concert with, any member of the DuPont Group and other than any such acquisition or proposed acquisition of Voting Securities that has been induced, in whole or in part, by any member of the DuPont Group), or (iii) any person (not including any member of the Stockholders Group, as defined in the Stockholders Agreement as defined below) or 13D Group (not including affiliates or members of the DuPont Group and not including any 13D Group comprised solely of the members of the Stockholders Group, as defined in the Shareholders Agreement as defined below) shall beneficially own Voting Securities representing a percentage of the Total Voting Power which exceeds the greater of (x) 10% or (y) the percentage of the Total Voting Power represented by the DuPont Voting Power at such time, and would be required (under rules and regulations in effect on January 29, 1997) to file a statement on Schedule 13D with the Securities and Exchange Commission reporting beneficial ownership of such Voting Securities, other than any such beneficial ownership that has been induced, in whole or in part, by any member of the DuPont Group or (iv) pursuant to its rights to purchase Voting Securities under the Shareholders Agreement between DCEO, DuPont, the Company and certain principal shareholders of the Company dated January 29, 1997 (the "Shareholders Agreement"). As used herein, the term "13D Group" shall mean any group of persons formed for the purpose of acquiring, holding, voting or disposing of Voting Securities which would be required under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder (as in effect, and based on legal interpretations thereof existing, on January 29, 1997) to file a statement on Schedule 13D with the Securities and Exchange Commission as a "person" within the meaning of Section 13(d)(3) of the Exchange Act if such group beneficially owned Voting Securities representing more than 5% of any class of Voting Securities then outstanding.

     (b) If at any time the DuPont Voting Power shall be increased to more than 20% of the Total Voting Power as a result of a repurchase of Voting Securities by the Company or any other change in the Company's capitalization, no member of the DuPont Group shall be required to dispose of any Voting Securities.

     (c) As used herein, the term "Significant Event" means any charter or bylaw amendment, acquisition or disposition of assets
(by way of merger, consolidation or otherwise), change in capitalization, liquidation, or other action out of the ordinary course of business of the Company.

     (d) The members of the DuPont Group, as holders of Voting Securities, shall be present, in person or by proxy, at all meetings of shareholders of the Company so that all Voting Securities beneficially owned by them may be counted for the purpose of determining the presence of a quorum at such meetings.

     (e) No member of the DuPont Group shall solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act, as in effect on January 29, 1997) in opposition to the recommendation of the majority of the directors of the Company with respect to any matter; provided that the limitation contained in this paragraph
(e) shall not apply to any Significant Event to be voted on by the Company's shareholders that is not initiated or proposed by any member of the DuPont Group.

     (f) No member of the DuPont Group shall join a partnership, limited partnership, syndicate or other group, or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of Voting Securities, or otherwise become a "person" within the meaning of Section 13(d)(3) of the Exchange Act (in each case other than solely with members of the DuPont Group), except as to voting on specific matters as to which the DuPont Group is permitted to solicit proxies pursuant to the proviso of paragraph 2(e).

     (g) No member of the DuPont Group shall, directly or indirectly, offer, sell or transfer any Voting Securities without offering the Company a right of first refusal in the manner provided in paragraph 5, except (i) to another member of the DuPont Group, (ii) pursuant to a bona fide public offering, registered under the Securities Act of 1933, as amended (the "Act"), of Voting Securities (provided that no sales of Voting Securities or securities exchangeable for Voting Securities are made to any person or related group of persons who would immediately thereafter, to the knowledge of any member of the DuPont Group, own or have the right to acquire Voting Securities representing more than 5% of the Total Voting Power) or (iii) pursuant to Rule 144 under the Act (provided that no sales of Voting Securities are made to any person or related group of persons who would immediately thereafter, to the knowledge of any member of the DuPont Group, own or have the right to acquire Voting Securities representing more than 5% of the Total Voting Power).

     For purposes of (ii) and (iii) above, DuPont, DuPont's counsel and HTI's transfer agent shall be entitled to rely on a written representation from the person purchasing or receiving the Voting Securities to the effect that neither such person, nor any related group of persons, immediately after receipt thereof, will have Beneficial Ownership of or the right to acquire Beneficial Ownership of Voting Securities representing more than five percent (5%) of the total combined voting power of all Voting Securities then outstanding.

     For purposes of this Standstill Agreement, the term
"related group of persons" means persons acting in concert with each other as to HTI and its Voting Securities.

3.   COVENANTS OF THE COMPANY

     (a) Prior to the Termination Date or earlier termination of this Agreement in accordance with its terms and subject to the further provisions hereof without DuPont's written consent, the Company will not take or recommend to its shareholders any action during the term of this Agreement which would (1) impose limitations on the legal rights of the DuPont Group as Company shareholders other than those imposed pursuant to the express terms of this Agreement, including, without limitation, any action which would impose restrictions (i) based upon the size of security holding, nationality of a security holder, the business in which a security holder is engaged or other considerations applicable to the DuPont Group and not to security holders generally, or (ii) with reference to Common Stock generally, by means of the issuance of or proposal to issue any other class of securities having voting power disproportionately greater than the equity investment in the Company represented by such securities; (2) involve the issuance or corporate action providing for the issuance of any warrant, capital stock or other security or any other rights of which (including rights of redemption) are dependent upon the amount of Voting Securities owned by the DuPont Group; (3) deny any benefit to the members of the DuPont Group proportionately as holders of any class of Voting Securities that is made available to other holders of the same class of Voting Securities generally; or (4) alter voting or other rights of the holders of any class of Voting Securities so that any such rights (or the vote required with respect to any matter) are determined with reference to the amount of Voting Securities held by the DuPont Group; provided that the Company will cease to be subject to this paragraph 3(a) if a Triggering Event has occurred (other than pursuant to the rights of the DuPont Group to purchase Voting Securities pursuant to the Shareholders Agreement) and DuPont does not deliver to the Company, within five business days after becoming aware of such Triggering Event, a written waiver of the DuPont Group's right to acquire Voting Securities representing more than 20% of the Total Voting Power pursuant to the proviso of paragraph 2(a).

     (b) The Company will cease to be subject to paragraph 3(a) above at such time that the DuPont Group beneficially owns a number of Voting Securities that represents less than 50% of the DuPont Voting Power that the DuPont Group held immediately after the Closing.

4.   COVENANTS REGARDING BOARD REPRESENTATION

     (a) As promptly as practicable after receipt of written notice from DCEO and DuPont, the Company will cause two persons designated by DCEO and DuPont to be elected to the Company's Board of Directors. Such designation of any person for election to the Company's Board of Directors, or to attend Board meetings as an observer, shall be made after consultation with the Company, and any such person shall be a person agreed to by the Company (which agreement will not be unreasonably withheld). At the time of any such designation, such designee will affirm his or her duty of confidentiality to the Company with regard to any non-public, confidential Company information through a confidentiality agreement reasonably satisfactory to the Company and DuPont. Until the Termination Date or earlier termination of this Agreement in accordance with its terms, the Company's nominating committee shall recommend to the Company's Board of Directors that all persons designated by DCEO and DuPont for election to the Company's Board of Directors in accordance with the provisions of this paragraph (a) be included in the slate of nominees recommended by such Board to the Company's shareholders for election as directors at each annual meeting of the shareholders of the Company. In the event that any designee of DCEO and DuPont for election to the Company's Board of Directors pursuant to the foregoing provisions shall cease to serve as a director for any reason, the vacancy resulting therefrom shall be filled according to the procedures described above.

     (b) The Company will furnish to such designees on the Company's Board of Directors all information that is provided to the other directors of the Company.

     (c) At any time that the DuPont Group does not have two designees serving on the Board of Directors, DCEO and DuPont shall be entitled to designate a non-voting observer for each such Board seat and such observer(s) shall be entitled to attend all Board meetings.

     (d) It is the Company's policy to discuss with the Board of Directors any proposed merger, consolidation, reorganization or acquisition or disposition of material assets other than in the ordinary course of business and other transactions out of the ordinary course of business which would have a material impact on the Company's financial position or results of operations. If in the future it should no longer be the Company's policy to present any such matters to the Board, then the Company will, during the term of this Agreement, discuss any such transactions with DuPont in advance.

     (e) The parties acknowledge and agree that any director or observer nominated or designated by DCEO and DuPont will be under an obligation to DuPont not to disclose to any person outside of DuPont, or use in other than DuPont's business, any confidential information or material relating to the business of DuPont or its subsidiaries. The parties acknowledge that there shall be no obligation on the part of such director or observer to disclose any such information or material to the Company, even if such disclosure would be of interest or value to the Company.

     (f) The right of DCEO and DuPont to nominate up to two designees to be a director or observer shall terminate at such time that the DuPont Group beneficially owns a number of Voting Securities that represents less than 50% of the DuPont Voting Power that the DuPont Group held immediately after the Closing.

5.   RIGHT OF FIRST REFUSAL

     To the extent required by paragraph 2(g), any member of the DuPont Group, prior to making any offer to sell, sale or transfer of Voting Securities, shall give the Company the opportunity to purchase such Voting Securities in the following manner:

     (a) Any member of the DuPont Group intending to make such offer, sale or transfer shall give notice (the "Transfer Notice") to the Company in writing of such intention, specifying the number of Voting Securities proposed to be disposed of and the proposed price therefor, and the specific offer to purchase such Voting Securities theretofore received and then remaining open, identifying the offeror and setting forth all the terms of such offer (including price). For purposes hereof a bona fide third-party tender or exchange offer to purchase Voting Securities shall be deemed to be an offer at the price specified therein, without regard to any provisions thereof with respect to proration or conditions to the offeror's obligation to purchase.

     (b) The Company shall have the right, exercisable by written notice given by the Company to DuPont within thirty (30) days after receipt of such Transfer Notice (or in the case of a tender or exchange offer, no later than 24 hours prior to the latest time by which Voting Securities must be tendered in order to be accepted pursuant to such offer or to qualify for any proration applicable to such offer, provided that the Transfer Notice is received by the Company no later than five (5) business days after the tender offer materials have been received by DuPont) to exercise its right of first refusal to purchase (or to cause a person or group designated by the Company to purchase) all, but not a part of, the Voting Securities specified in such Transfer Notice for cash at the price set forth therein.

     (c) Except as set forth in Section 5(b) above, the following procedures shall be followed with respect to a Transfer
Notice which includes any property other than cash:

          (i) If the purchase price specified in the Transfer Notice includes any property other than cash, such purchase price shall be deemed to be the amount of any cash included in the purchase price plus the value (as jointly determined by the parties or, in the event the parties are unable to agree, by a nationally or regionally recognized investment banking or consulting firm (the "Property Valuation Firm"), which firm shall be selected by two other previously chosen nationally or regionally recognized investment banking or consulting firms, each of which was chosen by DuPont and the Company, respectively, of such other property included in such price. The parties shall share equally the expenses incurred by the Property Valuation Firm.

          (ii) The parties shall use their best efforts to cause any determination of the value of any securities included in the purchase price to be made within three (3) business days after the date of delivery of the Transfer Notice. If the parties are unable to agree upon the value of any such securities within such three-day period, the parties shall promptly (but in no event later than five (5) business days after the date of delivery of the Transfer Notice) cause the selection of the Property Valuation Firm whose determination, which shall be made within three (3) business days of its selection, shall be conclusive.

          (iii) The parties shall use their best efforts to cause any determination of the value of property other than securities to be made within five (5) business days after the date of delivery of the Transfer Notice. If the parties are unable to agree upon a value within such five-day period, the parties shall promptly (but in no event later than seven (7) business days after the date of delivery of the Transfer Notice) cause the selection of the Property Valuation Firm whose determination, which shall be made within five (5) business days of its selection, shall be conclusive.

          (iv) If the above process to determine the value of the other non-cash property is not completed within 15 calendar days of the date of the Transfer Notice, then the Company's exercise of its right of first refusal shall be extended until fifteen (15) calendar days after the value of such other non-cash property is determined or provided for in paragraphs 5(c)(i) and 5(c)(ii) above.

     (d) If the Company exercises its right of first refusal hereunder, the closing of the purchase of the Voting Securities with respect to which such right has been exercised shall take place within 30 calendar days (or if approval of such purchase by the Company's shareholders is required by law or pursuant to any stock exchange rule or policy, within 90 calendar days) after the Company gives notice of such exercise. Upon exercise of its right of first refusal, the Company shall use its best efforts to secure all approvals required in connection therewith.

     (e) If the Company does not exercise its right of first refusal hereunder within the time specified for such exercise, the DuPont Group shall be free during the period of 90 calendar days following the expiration of such time for exercise to sell the Voting Securities specified in such Transfer Notice to the offeror identified therein at the price specified therein or at any price in excess thereof. If the DuPont Group shall not have completed such transfer within such 90-day period, the restrictions or transfer imposed by this Section 4 shall again apply to any proposed transfer of such Voting Securities.

6.   FURTHER UNDERSTANDINGS

     (a) DuPont, DCEO and the Company shall use their best efforts to further the purposes of this Agreement and the spirit of cooperation which it evidences. Each party will refrain from inducing or encouraging any other party to interfere with the relationships and rights created hereby. The parties recognize that the foregoing provisions of this paragraph (a) cannot and should not be interpreted so as to restrict the ability of the Board of Directors of the Company to take such action as such Board may deem to be in the best interests of all the Company's shareholders, or the ability of the Board of Directors of DuPont to take such action as such Board may deem to be in the best interests of DuPont's shareholders.

     (b) The Company and DuPont each agree to advise the other of any intention on the part of the Company or any member of the DuPont Group, as the case may be, to acquire outstanding Voting Securities of any class in order to insure that such acquisitions of Voting Securities will conform to all applicable legal requirements.

7.   TERMINATION

     (a) Notwithstanding any other provision of this Agreement, either DuPont and DCEO or the Company may terminate this Agreement, in its sole discretion, if (i) the other party fails to perform or observe any of its obligations pursuant to this Agreement or (ii) DCEO's and DuPont's designees pursuant to paragraph 4 are not elected to the positions specified therein (except as provided for in paragraph 4(f)). In addition, the Company shall have the right to terminate this Agreement, in its sole discretion, as provided in paragraph 8(b).

     (b) In the event of the termination of this Agreement pursuant to this paragraph 7, unless the parties otherwise agree, DCEO and DuPont will cause all its respective designees serving on the Board of Directors of the Company pursuant to paragraph 4 to resign from such Board of Directors effective as of the date of such termination.

8.   MISCELLANEOUS

     (a) DuPont, on the one hand, and the Company, on the other, acknowledge and agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agree that the parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, in addition to any other remedy to which they may be entitled at law or equity.

     (b) If any provision of this Agreement is in violation of any statute, rule, regulation, order or decree of any governmental authority, court or agency, or subjects any member of the DuPont Group to governmental regulation to which it would not be subject except for such provision, then such member of the DuPont Group shall be relieved of its obligations under such provision to the minimum extent necessary to cure such violation or eliminate the applicability of such regulation; and provided further that in the event any member of the DuPont Group is relieved of its obligations under any provision of this Agreement pursuant to this paragraph, the Company may terminate this Agreement, in its sole discretion.

     (c) If requested in writing by the Company, DuPont shall present or cause to be presented promptly all certificates representing Voting Securities now owned or hereafter acquired by members of the DuPont Group, for the placement thereon of the following legend, which will remain thereon as long as such Voting Securities are subject to the restrictions contained in this Agreement:

          THE SECURITIES REPRESENTED BY THIS CERTIFICATE
     ARE SUBJECT TO THE PROVISIONS OF AN AGREEMENT DATED
     AS OF JANUARY 29, 1997, BETWEEN E. I. DU PONT DE NEMOURS AND COMPANY AND HUDSON TECHNOLOGIES, INC., AND MAY NOT BE SOLD OR TRANSFERRED EXCEPT IN ACCORDANCE THEREWITH.
     A COPY OF SAID AGREEMENT IS ON FILE AT THE OFFICE
     OF THE CORPORATE SECRETARY OF HUDSON TECHNOLOGIES, INC.

The Company may enter a stop transfer order with the transfer agent or agents of Voting Securities against the transfer of Voting Securities except in compliance with the requirements of this Agreement. The Company agrees to remove promptly any stop transfer order with respect to, and issue promptly unlegended certificates in substitution for, certificates for any Voting Securities that are no longer subject to the restrictions contained in this Agreement.

     (d) As used herein, the term "affiliate" shall have the meaning set forth in Rule 12b-2 under the Exchange Act (as in effect on January 29, 1997), and the term "person" shall mean any individual, partnership, corporation, trust or other entity.

     (e)  This Agreement, the Stock Purchase Agreement, the
Shareholders Agreement and the Registration Agreement contain the entire understanding of the parties with respect to the transactions contemplated hereby and this Agreement may be amended only by an agreement in writing executed by the parties hereto.

     (f) Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

     (g) For the convenience of the parties, any number of counterparts of this Agreement may be executed by the parties hereto and each such executed counterpart shall be deemed to be, an original instrument.

     (h) All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally or mailed by certified or registered mail, postage prepaid, return receipt requested, or delivered to a nationally recognized next business day courier for delivery on the next business day, or by facsimile, with a copy sent as aforesaid and in any instance addressed as follows:

          THE COMPANY:
               Hudson Technologies, Inc.
               25 Torne Valley Road
               Hillburn, New York  10931-9900

               Attention:  President

          DUPONT:
               E. I. du Pont de Nemours and Company
               1007 Market Street
               Wilmington, Delaware  19898
               Attention:  Vice President and Treasurer

          DCEO:
               Du Pont Chemical and Energy Operations, Inc.
               DuPont Building, Room 8045
               1007 Market Street
               Wilmington, Delaware  19898
               Attention:     Administrator --
                  Du Pont Chemical and Energy Operations, Inc.

or such other address as shall be furnished in writing by any of the parties, and any such notice or communication shall be deemed to have been given as of the date so delivered personally, so mailed, so delivered to the courier service, or so transmitted by telecopy (except that a notice of change of address shall not be deemed to have been given until received by the addressee).

     (i) From and after the Termination Date or earlier termination of this Agreement in accordance with its terms, the covenants of the parties set forth herein shall be of no further force or effect and the parties shall be under no further obligation with respect thereto.

     (j) This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware applicable to contracts made and to be performed therein.

     (k) Each capitalized term not defined herein shall have the meaning assigned to it by the provisions in which it is first used, or if not defined in this Agreement, the meaning assigned to it by the Stock Purchase Agreement.

          IN WITNESS THEREOF, DuPont and the Company have caused this Agreement to be duly executed by their respective officers, each of whom is duly authorized, all as of the day and year first above written.

E. I. DUPONT DE NEMOURS AND COMPANY

By  /s/ Mark E. Stookey
Name: Mark E. Stookey
Title:  Attorney-in-Fact

DU PONT CHEMICAL AND ENERGY OPERATIONS, INC.

By  /s/ Mark D. Matthews
Name: Mark D. Matthews
Title:  Attorney-in-Fact

HUDSON TECHNOLOGIES, INC.

By  /s/ Kevin J. Zugibe
Name: Kevin J. Zugibe
Title:  President

                                                        Exhibit E

                     REGISTRATION AGREEMENT

     This Registration Agreement (the "Registration Agreement") is made and entered into as of January 29, 1997, between DU PONT CHEMICAL AND ENERGY OPERATIONS, INC., a Delaware corporation ("DCEO"), E. I. DU PONT DE NEMOURS AND COMPANY, a Delaware corporation ("DUPONT") and HUDSON TECHNOLOGIES, INC., a New York corporation ("HTI" or the "Company").

                      W I T N E S S E T H :

     WHEREAS, DCEO, DUPONT and HTI are, simultaneously with this Registration Agreement, entering into a certain Stock Purchase Agreement ("Stock Purchase Agreement") to provide a constructive and mutually beneficial relationship between HTI, DUPONT and DCEO, including the purchase of certain shares of Common Stock, par value $0.01 per share of HTI.

     NOW, THEREFORE, in consideration of the respective agreements herein contained and in order to induce DCEO to enter into the Investment Agreement, the parties agree as follows:

1.   DEMAND REGISTRATION

     (a)  The demand registration rights of DCEO set forth in
Section 1 of this Registration Agreement may only be exercised by DCEO (i) anytime between January 29, 1999 and January 29, 2002, and (ii) only one (1) time, after which such demand registration rights shall terminate.

     (b) Subject to Section l(a), in the event that HTI shall receive a written request from DCEO that HTI register under the Securities Act of 1933, as amended (the "Act") on Form S-3, or any other similar form then in effect, and provided that HTI is eligible to use such Form S-3, at least 500,000 Shares of Common Stock then owned by DCEO (the "Shares"), HTI agrees that it will use its best efforts to promptly file (but in no event more than forty-five (45) days after such request) a registration statement and to cause such registration statement to become effective as soon as practicable. In the case of any registration pursuant to this Section 1 which involves a firm commitment underwritten public offering, the managing underwriter or underwriters shall be selected by DCEO and approved by HTI, which approval shall not be unreasonably withheld, and HTI agrees to enter into an underwriting agreement in customary form with such underwriters. HTI will use its best efforts to cause any such registration to remain effective (with a prospectus at all times meeting the requirements of the Act) for 90 days from the effective date of the registration statement and will use its best efforts to effect such qualifications under applicable Blue Sky or other state securities laws as may be reasonably requested by DCEO (provided that HTI shall not be obligated to file a general consent to service of process or to qualify to do business as a foreign corporation or to otherwise subject itself to taxation solely for the purpose of any such qualification) to permit or facilitate such sale or other distribution. Notwithstanding the above, the Company will not be obligated to undergo an audit of its financial statements other than in the ordinary course of its business.

     (c) The Company may postpone for up to 60 days the filing or the effectiveness of a registration statement for a Demand Registration if the President of the Company delivers a written certificate to DCEO certifying that the Company's Board of Directors (evidenced by a resolution) has determined that public disclosure in a Registration Statement of certain information concerning the Company at that time would materially adversely affect the financial position or business of the Company; provided that in any such event, DCEO may withdraw such request and that, if such request is withdrawn, such request will not be deemed a Demand Registration. The Company may only make one election in any 12-month period to postpone a Demand Registration pursuant hereto.

2.   PIGGYBACK REGISTRATION

     (a)  The piggyback registration rights of DCEO set forth in
Section 2 of this Registration Agreement may be exercised by DCEO anytime between January 29, 1998 and January 29, 2002.

     (b) Subject to Section 2(a), if HTI shall take action to register any of its common stock for sale to the public for cash, it shall promptly give DCEO written notice of its intention so to do (such notice shall in no event be given later than five (5) business days after HTI and its underwriter have signed a letter of intent with respect to such offering) and shall use its best efforts to promptly file (but in no event more than forty-five
(45) days after such request) a registration statement and to cause such registration statement to become effective as soon as practicable including such number of the Shares held by DCEO as may be specified by written notice from DCEO delivered to HTI within fifteen (15) days after receiving the written notice by HTI of its intention to register; provided, however, that HTI shall not be required to honor any such request of DCEO unless such request involves registration of at least 100,000 Shares; provided, however, that if, in the written opinion of the Company's managing underwriter, if any, for such offering, the inclusion of all or a portion of the Shares requested to be registered will exceed the maximum amount of the Company's securities which can be marketed (i) at a price reasonably related to their then current market value, or (ii) without otherwise materially adversely affecting the entire offering, then (x) the Company may exclude from such offering all or a portion of the Shares which it has been requested to register or
(y) if the underwriter so requests, such Shares shall not be sold until the expiration of 90 days from the effective date of the offering that gave rise to the piggyback registration rights that are the subject of this Section 2.

     (c) Notwithstanding the provisions of this Section 2, the Company shall have the right at any time after it shall have given written notice pursuant to this Section 2 (irrespective of whether any written request for inclusion of Shares shall have already been made) to elect not to file any such proposed registration statement, or to withdraw the same after the filing but prior to the effective date thereof.

3.   PROSPECTUSES, DOCUMENTS, ETC.

     Upon making a request for demand registration pursuant to
Section 1 hereof or for piggyback registration pursuant to
Section 2 hereof, DUPONT shall furnish to HTI such information regarding DCEO's holdings and the proposed manner of distribution thereof as shall be reasonably required in connection with any registration, qualification or compliance referred to in such Sections, and shall otherwise reasonably cooperate with HTI in the preparation and filing of any registration statement, amendment or supplement required thereunder and in any efforts by HTI to establish any exemptions under federal and state securities laws. HTI agrees that it will furnish to DUPONT the number of prospectuses, offering circulars or other documents, or any amendments or supplements thereto, incident to any registration, qualification or compliance referred to in Section 1 hereof as DCEO from time to time may reasonably request.

4.   EXPENSES

     The obligations of HTI to register Shares held by DCEO shall be subject to the following terms and conditions:

     (a) With respect to a demand registration, DUPONT shall pay all expenses of such registration, including (i) all underwriters' discounts and commissions, (ii) all expenses (including filing fees) incurred in connection with qualifying under state securities or Blue Sky laws, (iii) all other filing fees, (iv) the cost of any customary insurance policy that the underwriters may, in the exercise of their sole discretion, require in connection with such registration, (v) the reasonable fees of HTI's legal counsel, (vi) the fees of DUPONT's legal counsel, (vii) reasonable audit and other accounting fees and expenses, and (viii) printing costs (together the "Registration Costs").

     (b) With respect to a piggyback registration, DUPONT shall pay its proportionate share of all expenses of such registration (the proportion to be the number of Shares being so registered at DUPONT's request as compared to the total number of shares of common stock being so registered), including (i) all underwriters' discounts and commissions in connection with the Shares sold by DCEO, (ii) its proportionate share of all expenses (including filing fees) incurred in connection with the qualifying under state securities or Blue Sky laws, except that with respect to any states requested by DUPONT and not the underwriters, DUPONT shall pay all expenses incurred in connection with qualifying under the state securities or Blue Sky laws of such states, (iii) its proportionate share of all other filing fees, (iv) its proportionate share of the fees of HTI's legal counsel, (v) all of the fees of DUPONT's legal counsel,
(vi) its proportionate share of audit and other accounting fees and expenses, and (vii) its proportionate share of printing costs.

5.   INDEMNIFICATION RELATING TO A REGISTRATION STATEMENT

     (a) Whenever pursuant to Section 1 or Section 2 hereof a registration statement relating to Shares is filed under the Act, HTI will indemnify and hold harmless DUPONT and DCEO, each underwriter of any such Shares and each person, if any, who controls any such underwriter, against any losses, claims, damages or liabilities, joint or several, to which DUPONT and DCEO, any such underwriter or any such controlling person may become subject under the Act or otherwise, including any amount paid in settlement of any litigation, commenced or threatened, if such settlement is effected with the written consent of HTI, and to reimburse them for all legal or other expenses reasonably incurred by them in connection with investigating or defending against such loss, claim, damage, or liability (or actions in respect thereof), insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or misrepresentation or alleged untrue statement of a material fact contained in such registration statement, or preliminary, final or summary prospectus contained therein, as may be amended or supplemented, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, unless such untrue statement or omission was made in such registration statement or final prospectus in reliance upon and in conformity with information furnished in writing to the Company in connection therewith by DUPONT or any such underwriter or any such person through DUPONT or the underwriter expressly for use therein; provided, however, that the indemnity agreement contained in this Section 5 with respect to any Preliminary Prospectus will not inure to the benefit of the underwriter (or to the benefit of any other person that may be indemnified pursuant to this Section 5 if (A) the person asserting any such losses, claims, damages, expenses or liabilities purchased the Shares which are the subject thereof from the underwriter or other indemnified person; (B) the underwriter or other indemnified person failed to send or give a copy of the Prospectus to such person at or prior to the written confirmation of the sale of such Shares to such person; and (C) the Prospectus did not contain any untrue statement or alleged untrue statement or omission or alleged omission giving rise to such cause, claim, damage, expense or liability.

     (b) Whenever pursuant to Section 1 or 2 hereof a registration statement relating to Shares is filed under the Act, DUPONT and DUPONT's underwriter of the Shares to be registered and each person, if any, who controls any such underwriter (each such party being referred to severally in this subsection (b) as the "indemnifying party"), will jointly and severally indemnify and hold harmless HTI, each of its directors, each of its officers and agents who have signed such registration statement (including consents) and each other person, if any, who controls HTI, in the same manner and to the same extent as set forth in subsection (a) of this Section 5, with respect to any untrue statement or alleged untrue statement of a material fact contained in such registration statement, or preliminary, final or summary prospectus contained therein, as may be amended or supplemented, or with respect to any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only if, and to the extent that, such untrue statement, alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to HTI by an indemnifying party specifically for use in the preparation thereof.

     (c) Promptly after receipt by an indemnified party under subsection (a) or (b) of this Section 5 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under such clause, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party will not relieve the indemnifying party from any liability which it may have to any indemnified party otherwise than under such subsections. In case any such action shall be brought against any indemnified party, and it shall notify the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and, jointly with any other indemnifying party similarly notified, to assume the defense thereof (unless such indemnified party reasonably objects to such assumption on the ground that there may be legal defenses available to it which are different from or in addition to those available to such indemnifying party) with counsel satisfactory to such indemnified party. After such an assumption, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation.

     (d) For purposes of this Section 5 the terms "control", "controlling person" and "underwriter" have the meanings which they have in and under the Act.

6.   MISCELLANEOUS

     (a) DUPONT, DCEO and HTI acknowledge and agree that irreparable damage would occur in the event any of the provisions of this Registration Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Registration Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any State thereof having jurisdiction, in addition to any other remedy to which any of them may be entitled by law or equity.

     (b) All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be validly given, made or served, if in writing and delivered or mailed as provided in the Stock Purchase Agreement.

     (c) This Registration Agreement, the Stock Purchase Agreement, the Shareholders' Agreement and the Standstill Agreement contain the entire understanding of the parties with respect to the transactions contemplated hereby and this Registration Agreement may be amended only by an agreement in writing executed by the parties hereto.

     (d) For the convenience of the parties, any number of counterparts of this Registration Agreement may be executed by the parties hereto and each such executed counterpart shall be, and shall be deemed to be, an original instrument.

     (e) Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provisions of this Registration Agreement.

     (f) This Registration Agreement shall be binding upon the respective successors and assigns of DUPONT, DCEO and HTI.

     (g) This Registration Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed therein.

     (h) As used herein the term "person" shall mean any individual, partnership, corporation, trust or other entity.

7.   DEFINITIONS

          Each capitalized term used and not otherwise defined herein shall have the meaning assigned to it by the Stock
Purchase Agreement.

     IN WITNESS WHEREOF, DUPONT, DCEO and HTI have caused this
Registration Agreement to be duly executed by their respective officers, each of whom is duly authorized, all as of the day and year first above written.

               E. I. DUPONT DE NEMOURS AND COMPANY

               By  /s/ Mark E. Stookey
               Name: Mark E. Stookey
               Title:  Attorney-in-Fact

               DU PONT CHEMICAL AND ENERGY OPERATIONS, INC.

               By  /s/ Mark D. Matthews
               Name: Mark D. Matthews
               Title:  Attorney-in-Fact

                    HUDSON TECHNOLOGIES, INC.

                    By  /s/ Kevin J. Zugibe
                    Name: Kevin J. Zugibe
                    Title:  President